Exhibit 12.1
KINDER MORGAN, INC. AND SUBSIDIARIES
EXHIBIT 12.1 - STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions, except ratio amounts)

	Six Months Ended June 30,
	2015	2014(a)
Earnings:
Pre-tax income before adjustment for net income attributable to the noncontrolling interests and earnings from equity investments (including loss on impairments of equity investments and amortization of excess cost of equity investments) per statements of income	$1,010	$1,298
Add:
Fixed charges	1,041	955
Amortization of capitalized interest	4	3
Distributions from equity investment earnings	187	184
Less:
Interest capitalized	(31)	(38)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	—	(121)
Income as adjusted	$2,211	$2,281

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$1,017	$933
Add:
Portion of rents representative of the interest factor	24	22
Fixed charges	$1,041	$955

Ratio of earnings to fixed charges	2.12	2.39

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(a) Revised for immaterial correction.